
Start a vacation fund with
The Flex-funds® Money Market Fund
and this view could go from a dream to a destination!
The Flex-funds® Money Market Fund is a great
savings solution which offers:
• free check writing
• $2500 minimum investment
• 24/7 online access to account information
• e-delivery of statements
To open an account today please visit www.flexfunds.com
or contact a representative: 800.325.3539

Past performance is not a guarantee of future results. An investment in money market funds is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although The Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds® Money Market Fund carefully before investing. The Flex-funds® prospectus contains this and other information about the Fund and should be read carefully before investing.